FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix and Hybridon Announce Collaboration to Develop Antisense Drug Targeted to Human Papillomavirus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix and Hybridon Announce Collaboration to Develop Antisense Drug Targeted to Human Papillomavirus

Vancouver, BC, Canada/Cambridge, MA, U.S.A., September 12, 2002 -- Micrologix Biotech Inc. (TSE: MBI / U.S. OTC: MGIXF) and Hybridon, Inc. (OTC: HYBN) announced today that they have entered into a Collaboration and License Agreement to develop an antisense drug candidate for the treatment of Human Papillomavirus (HPV). Under the agreement, Hybridon has licensed to Micrologix the exclusive worldwide rights to a family of patents covering a number of antisense oligonucleotides targeted to the HPV genome. In addition, Hybridon licensed to Micrologix, on a non-exclusive basis, rights to a portfolio of antisense chemistries owned or licensed by Hybridon.   Concurrently, Micrologix has purchased in a separate transaction certain clinical and pre-clinical data and other rights to an antisense drug candidate (ORI 1001) which was formerly under development by Origenix Technologies, Inc. ORI 1001 was initially discovered by Hybridon and is covered by the patent rights licensed by Hybridon to Micrologix. ORI 1001 is in clinical development for the treatment of diseases associated with HPV such as genital warts. A Phase I clinical study to evaluate the safety of ORI 1001 in 30 human volunteers was completed successfully in 2001 and will be the initial focus of the collaboration between Hybridon and Micrologix.

"We are pleased to have Hybridon as our collaborator in this project," said Dr. Jim DeMesa, President & CEO of Micrologix. "They are a leader in antisense technology and the development of antisense oligonucleotide drug candidates, therefore their intellectual property and expertise will be important to us in this project."

Stephen R. Seiler, Hybridon's Chief Executive Officer stated, "We are delighted to have entered into this collaboration with Micrologix. Micrologix is a company proving itself to be a leader in the development of anti-infectives and is a committed partner with the resources necessary to move forward the continued clinical development of this drug candidate for the treatment of a very common and important disease."

"Additionally, this collaboration exploits the value of Hybridon's second generation antisense chemistries," continued Mr. Seiler. "It is one of what we expect to be a series of future collaborations based on this technology. In addition to Micrologix, Hybridon has already licensed its second generation antisense chemistry to Isis Pharmaceuticals, Inc., EpiGenesis Pharmaceuticals and MethylGene, Inc."

In consideration for the Collaboration and License Agreement, Micrologix will pay Hybridon certain collaboration, up-front and milestone payments upon the achievement of agreed clinical objectives as well as royalties on product sales and sublicensing revenues. The collaboration, up-front and milestone payments, if achieved, would total US$5,750,000 in cash and/or equity payable. Micrologix will also assume responsibility for the development costs of the drug candidate.   Hybridon's previous agreement with Origenix Technologies, Inc. with respect to ORI 1001 and other matters was terminated by Hybridon in accordance with the terms of that agreement prior to Hybridon entering into the Collaboration and License Agreement with Micrologix.

About HPV

Genital Human Papillomavirus (HPV) is a sexually transmitted disease with genital warts being the most common clinical manifestation of the infection. In addition, certain HPV types are directly linked to cervical cancer and other cancers of the anal and genital regions. The US Center for Disease Control has estimated that there are nearly 5.5 million new cases per year in the USA alone resulting in over 20 million active cases. The current treatment of genital warts is divided into patient applied and provider administered therapies such as excisional surgery, cryotherapy and laser therapy. These therapies are aimed at eliminating the symptomatic warts but do not eradicate the virus. Thus, the potential for recurrence and for the spread of the infection remains a challenging medical need.

About Hybridon

Hybridon, Inc. is a leader in the discovery and development of novel therapeutics and diagnostics, based on synthetic DNA. The company now has four technology platforms: 1) CpG-based immunomodulatory oligonucleotide (IMOTM) motifs that act to modulate responses of the immune system; 2) Antisense technology which uses synthetic DNA to block production of disease causing proteins at the cellular level; 3) Synthetic DNA drug candidates that enhance the antitumor activity of certain marketed anticancer drugs, thereby increasing their effectiveness; and 4) CycliconTM probes, novel synthetic DNA structures for identifying gene function, which can be used for target validation and drug discovery as well as for PCR-based gene amplification.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies and earlier-stage candidates in various stages of research, development and evaluation.

Investor & Media Relations Contacts: Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com Felice A. de Jong Hybridon, Inc. Telephone: 617-679-5500 Extension 5515 Email: fdejong@hybridon.com

Micrologix Forward Looking Statement Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to Micrologix successfully completing development of ORI 1001. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

Hybridon Forward Looking Statement

This press release contains forward-looking statements that involve a number of risks and uncertainties. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words, "believes," "anticipates," "plans," "expects," "estimates," "intends," "should," "could," "will," "may," and similar expressions are intended to identify forward- looking statements.   There are a number of important factors that could cause Hybridon's actual results to differ materially from those indicated by such forward-looking statements set forth under the caption "Risk Factors" in Hybridon's Quarterly Report on Form 10-Q for the period ended June 30, 2002, which important factors are incorporated herein by reference. These factors include risks as to whether the claims allowed under any issued patent or allowed patent application owned or licensed by Hybridon, including the patents referred to above, will be sufficiently broad to protect Hybridon's technology, any patents issued to Hybridon will be sustained if challenged in court proceedings or otherwise or third parties will not be able to develop products or processes that do not infringe any valid patents owned or licensed by Hybridon; whether Hybridon will be able to enter into additional collaboration and licensing arrangements on acceptable terms or at all, whether Hybridon's collaboration and licensing arrangements, such as the arrangement with Micrologix will be successful, and whether Hybridon will receive all payments contemplated under such collaboration and licensing arrangements, including milestone payments and royalties which are dependent on the achievement of specified events by the other parties to the collaboration and licensing arrangement; whether any of Hybridon's product candidates will advance in the clinical trial process; whether clinical trial results will warrant continued product development; whether results obtained in preclinical studies, such as the preclinical studies referred to above, or clinical trials will not be indicative of results obtained in future preclinical studies or clinical trials; whether Hybridon's products will receive approval from the US Food and Drug Administration or equivalent foreign regulatory agencies; whether, if such products receive approval, they will be successfully distributed and marketed; and whether Hybridon's cash resources will be sufficient to fund product development.   The forward-looking statements in this press release represent Hybridon's views as of this release. Hybridon anticipates that subsequent events and developments may cause its views to change. However, while the company may elect to update these forward-looking statements at some point in the future, Hybridon specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Hybridon's views as of any date subsequent to the date of this release.